SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 3)

                      ZENITH NATIONAL INSURANCE CORP.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                 989390 109
                               (CUSIP Number)


                               STANLEY R. ZAX
                      ZENITH NATIONAL INSURANCE CORP.
                            21255 CALIFA STREET
                      WOODLAND HILLS, CALIFORNIA 91367
                                818-713-1000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 28, 2002
          (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box o.


                       (Continued on following pages)



                               (Page 1 of 5)

CUSIP No.   989390 109              13D                    Page 2 of 5 Pages

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  STANLEY R. ZAX

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                   (a)    [ ]
                                                                   (b)    [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
               00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.


NUMBER                     7.       SOLE VOTING POWER
OF                                  1,248,564
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            915,016
EACH
REPORTING                  9.       SOLE DISPOSITIVE POWER
PERSON WITH:                        1,248,564

                           10.      SHARED DISPOSITIVE POWER
                                    915,016

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  2,163,580

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.54%

14.      TYPE OF REPORTING PERSON
                  IN


         This Statement constitutes Amendment No. 3 to the Schedule 13D of Stanley R. Zax. Mr. Zax is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Upon the death of Mr. Harvey L. Silbert on September 28, 2002, the Reporting Person became co-trustee under the Harvey L. and Lillian Silbert 1992 Family Trust (the " Silbert Trust"), thereby acquiring beneficial ownership of all 866,000 shares of Common Stock held by the Silbert Trust.

         On May 13, 2002, the Morris Blank Living Trust (the "Blank Trust"), of which the Reporting Person is co-trustee, transferred 24,500 shares to the Steven Ross Trust (the "Steven Ross Trust") and 24,500 shares to the Gloria Ross Trust (the "Gloria Ross Trust"). The Steven Ross Trust and the Gloria Ross Trust are residuary trusts of the Blank Trust and were created and are governed by the trust documents for the Blank Trust. The Reporting Person is co-trustee of the Steven Ross Trust and the Gloria Ross Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         All shares of Common Stock owned by the Reporting Person are held for investment purposes, except: (i) 7,016 shares held by the Blank Trust;
(ii) 21,000 shares held by the Steven Ross Trust; (iii) 21,000 shares held by the Gloria Ross Trust; and (iv) 866,000 shares held by the Silbert Trust. The Reporting Person is a co-trustee of each of the Blank Trust, the Steven Ross Trust, the Gloria Ross Trust and the Silbert Trust, and all such shares are held solely for the purpose of administering the trusts.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 2,163,580 shares of Common Stock, representing 11.54% of the shares outstanding as of August 9, 2002. The number of shares includes (i) 1,030 shares held by the Reporting Person as custodian for his adult children; (ii) 7,016 shares held by the Reporting Person as co-trustee of the Blank Trust; (iii) 21,000 shares held by the Reporting Person as co-trustee of the Steven Ross Trust; (iv) 21,000 shares held by the Reporting Person as co-trustee of the Gloria Ross Trust;
(v) 866,000 shares held by the Reporting Person as co-trustee of the Silbert Trust; and (vi) 1,000,000 shares as to which options are currently exercisable.

         (b) The Reporting Person (i) has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,248,564 shares, and
(ii) shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of 915,016 shares.



                               (Page 3 of 5)

         The Reporting Person shares with J.P. Morgan Trust Company, N.A., as co- trustee, the power to vote and dispose of the shares held by each of the Blank Trust, the Steven Ross Trust and the Gloria Ross Trust. J.P. Morgan Trust Company, N.A. has informed the Reporting Person that it is located at 1999 Avenue of the Stars, 26th Floor, Los Angeles, California 90067. No other information required by Item 2 with respect to J.P. Morgan Trust Company, N.A. is reasonably available to the Reporting Person.

         The Reporting Person shares with Kenneth N. Silbert and Lynne Goldman Silbert, as co-trustees, the power to vote and dispose of the shares held by the Silbert Trust. Counsel to the late Harvey L. Silbert has provided the Reporting Person with the following information regarding Kenneth N. Silbert and Lynne Goldman Silbert: (i) the business address for Kenneth N. Silbert and Lynne Goldman Silbert is c/o Harvey G. Joffe, Lewis, Joffe and Co., 10880 Wilshire Blvd., Suite 520, Los Angeles, California 90024; (ii) Kenneth N. Silbert is an attorney with Chvany Silbert & Knowlton L.L.P., 21-C Orinda Way #383, Orinda, California 94563- 2510;
(iii) Lynne Goldman Silbert is a therapist with The Wellness Community, 2716 Ocean Boulevard, Suite 1040, Santa Monica, California 90405; (iv) during the last five years, neither of such persons (x) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (y) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and (v) Kenneth N. Silbert and Lynne Goldman Silbert are citizens of the United States.

         (c) From August 2002 through September 2002, the Blank Trust sold 500 shares of Common Stock on the New York Stock Exchange. The dates of sale, number of shares sold on each date and price per share are provided below:

                  August 6, 2002               300 shares   $26.977
                  August 7, 2002               200 shares   $26.556

         From August 2002 through September 2002, the Steven Ross Trust sold 1,500 shares of Common Stock on the New York Stock Exchange. The dates of sale, number of shares sold on each date and price per share are provided below:

                  August 6, 2002             1,000 shares   $26.977
                  August 7, 2002               500 shares   $26.556

         From August 2002 through September 2002, the Gloria Ross Trust sold 1,500 shares of Common Stock on the New York Stock Exchange. The dates of sale, number of shares sold on each date and price per share are provided below:

                  August 6, 2002               900 shares   $26.977
                  August 7, 2002               600 shares   $26.556



                               (Page 4 of 5)

         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION
         SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to an amendment to the declaration of trust of the Blank Trust, the Reporting Person acts as co-trustee with J.P. Morgan Trust Company, N.A. for each of the Blank Trust, the Steven Ross Trust and the Gloria Ross Trust, and thereby shares the power to vote and dispose of the shares of Common Stock held by such trusts.

         Pursuant to the Third Restatement of Trust Agreement of Harvey L. and Lillian Silbert 1992 Family Trust, the Reporting Person acts as co-trustee of such trust with Kenneth Silbert and Lynne Goldman Silbert, and thereby shares the power to vote and dispose of the shares of Common Stock held by the Silbert Trust.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2002




           /s/ Stanley R. Zax
           -------------------------------
           Stanley R. Zax



                               (Page 5 of 5)